UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

EDF Energies Nouvelles S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of France

(Jurisdiction of Subject Company’s Incorporation or Organization)

Electricité de France S.A.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

ISIN: FR0010400143

CUSIP: Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Olivier Fauqueux

Corporate General Counsel

Electricité de France S.A.

22/30 avenue de Wagram

75382 Paris Cedex 08

France

Telephone: +33 (0) 1 40 42 68 23

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Krystian M. Czerniecki

Sullivan & Cromwell LLP

24 rue Jean-Goujon

Paris, France

Telephone: +33 (0) 1 73 04 10 00

May 27, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

A.	English translation of the note d’information, dated May 24, 2011, setting forth the terms and conditions of the offer (the “Offer”) by Electricité de France S.A. (“EDF”) to acquire 38,554,810 shares of Energies Nouvelles S.A.

B.	English translation of the information relatives aux caractéristiques, notamment juridiques, financières et comptables, dated May 25, 2011, detailing significant legal and financial events having occurred at EDF since the publication of the document de référence (attached as Exhibit C hereto).

Item 2. Informational Legends

The Offer will be made for the securities of a French company and is subject to French disclosure requirements, which are different from those of the United States. The financial information included in the document de référence has been prepared in accordance with accounting standards applicable in France and thus may not be comparable to financial information of United States companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the Tier I exemption under U.S. tender offer rules and otherwise in accordance with the requirements of the French Commercial Code and the General Regulations of the French Autorité des marchés financiers (“AMF”) (as referred to in the note d’information). Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for you to enforce your rights and any claim arising out of the U.S. federal securities laws, since Electricité de France S.A. is located in a non-U.S. jurisdiction, and some or all of their officers and directors may be residents of non-U.S. jurisdictions. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

C.	English translation of the document de référence, dated April 18, 2011, which is EDF’s annual report.

D.	English translation of the note en réponse from EDF Energies Nouvelles S.A., dated May 24, 2011, including in particular the report of an independent expert regarding the fairness of the Offer and the recommendation of the board of directors of EDF Energies Nouvelles S.A. regarding the EDF Offer.

E.	English translation of the press release, dated May 26, 2011, by EDF regarding the availability of the note d’information (see Exhibit A under Part I above) and the information relatives aux caractéristiques, notamment juridiques, financières et comptables (see Exhibit B under Part I above).

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by EDF with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on May 26, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alain Tchernonog
(Signature)

Alain Tchernonog General Secretary of Electricité de France S.A.
(Name and Title)

May 26, 2011
(Date)

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